

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 01 2013 Washington DC 405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Avenue, Suite 800
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe P. Bumpers Chief Financial Officer 501-978-8650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC.
(Name – *if individual, state last, first, middle name*)

425 West Capitol (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Joe P. Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

JACQUE ANITA HANDY
PULASKI COUNTY
NOTARY PUBLIC ARKANSAS
My Commission Expires August 15, 2022
Commission No. 12389527

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC.

December 31, 2012

Financial Statements
And
Supplementary Information

With

Independent Auditor's Report


FROST, PLLC
Certified Public Accountants

CREWS & ASSOCIATES, INC.

December 31, 2012

Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

Table of Contents



Independent Auditor's Report

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2012, and the related statements of income, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Frost, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 25, 2013

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash (including $705,358 segregated under federal regulation)	$ 3,044,339
Receivables from	
Broker-dealers and clearing organizations	778,591
Customers	1,563,249
Marketable securities	43,646,178
Furniture, equipment and leasehold improvements, net	1,398,662
Net deferred tax asset	5,386,362
Cash surrender value of life insurance policies	15,188,178
Employee loans receivable and covenants not to compete, net	354,234
Goodwill	772,574
Note receivable	2,700,897
Other assets	1,585,533
Total assets	$ 76,418,797

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 201,506
Customers	233,664
Accounts payable, accrued expenses and other liabilities	5,035,276
Nonqualified deferred compensation	14,846,747
Income taxes payable	48,305
Short-term borrowings	10,500,000
Total liabilities	30,865,498
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	42,714,180
Total stockholder's equity	45,553,299
Total liabilities and stockholder's equity	$ 76,418,797

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Income

For the Year Ended December 31, 2012

Revenues	
Trading profits	$ 43,477,016
Investment banking and other income	8,545,296
Interest income	2,127,108
Total revenues	54,149,420
Expenses	
Employee compensation and benefits	35,111,239
Professional and other	2,511,972
Amortization of employee loans receivable and covenants not to compete	391,650
Occupancy and equipment	1,605,207
Trading and platform services	2,085,904
Communications and advertising	914,596
Business development	1,546,682
Clearing fees	384,132
Interest expense	309,111
Total expenses	44,860,493
Income before income taxes	9,288,927
Income taxes	3,526,923
Net income	$ 5,762,004

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2012	$ 427	$ 2,838,692	$ 38,452,176	$ 41,291,295
Net income	-	-	5,762,004	5,762,004
Dividends paid	-	-	(1,500,000)	(1,500,000)
Balance - December 31, 2012	$ 427	$ 2,838,692	$ 42,714,180	$ 45,553,299

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 5,762,004
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	379,279
Loss on disposal of equipment	668
Amortization of employee loans receivable and covenants not to compete	391,650
Deferred income taxes	71,516
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	393,223
Customers	2,239,772
Marketable securities	10,934,610
Cash surrender value of life insurance policies	(1,093,046)
Other assets	(87,716)
Payables to	
Broker-dealers and clearing organizations	(3,772,065)
Customers	(182,139)
Accounts payable, accrued expenses and other liabilities	(1,136,132)
Nonqualified deferred compensation	1,208,667
Income taxes payable	(1,209,586)
Net cash provided by operating activities	13,900,705
Cash flows from investing activities	
Proceeds from disposal of equipment	300
Purchases of furniture and office equipment	(335,456)
Issuance of note receivable	933,184
Net cash provided by investing activities	598,028
Cash flows from financing activities	
Net changes in short-term borrowings	(12,400,000)
Issuance of employee loans receivable	(116,900)
Dividends paid	(1,500,000)
Net cash used by financing activities	(14,016,900)
Net increase in cash	481,833
Cash - beginning of year	2,562,506
Cash - end of year	$ 3,044,339

Supplementary disclosures of cash flow information

Cash paid during the year for	
Interest	$ 350,446
Income taxes, net	3,421,000

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2012

1. **Description of Business**

Crews & Associates, Inc. (the "Company" or "Crews") is a registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

2. **Summary of Significant Accounting Policies**

a. **Revenue recognition** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

b. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2012, the Company did not hold investments considered to be cash equivalents.

c. **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value. Any unrealized gains and losses have been reflected as a component of trading profits in the accompanying statement of income.

d. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

e. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2012.

f. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2012. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-10, "Goodwill and Other Intangible Assets," whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual evaluation of goodwill during 2012 and concluded that there were no impairment indicators present.

2. **Summary of Significant Accounting Policies (cont.)**

g. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from four to six-year periods. Amortization expense related to these agreements was $391,650 for the year ended December 31, 2012. Gross original agreements were $514,900, net of accumulated amortization of $160,666 at December 31, 2012. Future amortization expenses related to these agreements are as follows:

2013	$ 187,184
2014	83,406
2015	66,391
2016	17,253
	$ 354,234

h. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2009. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2012, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2012.

i. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

2. <u>Summary of Significant Accounting Policies</u> (cont.)

j. **Advertising** – Advertising costs, included in communications and advertising expenses, are expensed as incurred. Advertising expense was $458,188 in 2012.

k. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

l. **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

2. **Summary of Significant Accounting Policies (cont.)**

The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

2. **Summary of Significant Accounting Policies (cont.)**

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections mode by the participants. As such, these private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

m. **Recent accounting pronouncements** – In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends ASC 820 providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The amendments in ASU 2011-04 are to be applied prospectively. The amendments are effective for annual periods beginning after December 15, 2011. The Company adopted this guidance on January 1, 2012 and has reflected the new disclosures in the accompanying financial statements. The adoption of ASU 2011-04 did not have an impact on the statement of financial condition, the related statement of income or statement of cash flows for the year ended December 31, 2012.

2. **Summary of Significant Accounting Policies (cont.)**

In September 2011, the FASB issued ASU 2011-08, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment," permits an entity to first assess qualitative factors to determine whether it is more likely than not (> 50% likelihood) that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test. If an entity determines that the fair value of a reporting unit more likely than not exceeds its carrying amount, the two-step goodwill impairment test is not required. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material effect on the Company's financial statements.

3. **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While not required based on the regulatory calculation, the Company maintained $705,358 in the special reserve bank account at December 31, 2012.

4. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2012.

At December 31, 2012, receivables from customers consisted of $778,591 from institutional firms and $1,563,249 from retail customers. Payables consisted of $201,506 to institutional firms and $233,664 to retail customers. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States.

Notes to Financial Statements

December 31, 2012

5. Marketable Securities

Marketable securities consist of the following trading securities, stated at fair market values:

State and municipal government obligations	$ 33,056,024
U.S. Government obligations	2,875,300
Corporate obligations	5,858,092
Certificates of deposit	403,641
Other	1,453,121
	$ 43,646,178

6. Furniture, Equipment and Leasehold Improvements

The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$ 754,568
Furniture and equipment	4,910,545
	5,665,113
Accumulated depreciation	(4,266,451)
Furniture, equipment and leasehold improvements, net	$ 1,398,662

7. Note Receivable

At December 31, 2012, the Company had a note receivable from a third party with a principal balance of $2,700,897. The note bears interest at 1.50% annually and requires principal payments of $250,000 plus accrued interest payable quarterly, with a final payment of $1,884,081 plus accrued interest due at October 3, 2013. The note is secured by certain equity securities and the borrower must maintain a minimum collateral-to-loan value of 130%. Under certain events of default, the Company can liquidate the collateral to satisfy the outstanding balance of the note.

8. **Short-Term Borrowings**

At December 31, 2012, the Company had a revolving line of credit agreement with no outstanding balance at year end. The revolving line of credit agreement bears interest at a variable rate based on the financial institution's internal rate (1.32% at December 31, 2012) and is collateralized by marketable securities owned by the Company. Availability is determined daily by the lender based primarily on average quarterly balances.

At December 31, 2012, the Company had a $30,000,000 line of credit agreement with a related party financial institution. At December 31, 2012, the outstanding balance was $10,500,000. The line of credit agreement bears interest at the greater of 4.50% or the 30-day London Interbank Offered Rate plus 1.9% (4.50% at December 31, 2012), matures in July 2013 and is collateralized by marketable securities owned by the Company.

At December 31, 2012, the Company had a $10,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance at year end. The revolving line of credit agreement bears interest at a fixed rate (5.00% at December 31, 2012), matures in May 2013 and is uncollateralized.

At December 31, 2012, the Company had a $15,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit agreement bears interest at the greater of 5.00% or the Wall Street Journal Prime Rate (5.00% at December 31, 2012), matures in May 2013 and is uncollateralized.

As of December 31, 2012, the Company had no outstanding obligations that were subordinated to claims of general creditors.

9. **Income Taxes**

Income taxes consist of the following:

Current provision	$ 3,455,407
Deferred provision	71,516
	$ 3,526,923

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

9. Income Taxes (cont.)

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	
Nonqualified deferred compensation	$ 5,823,636
Covenants not to compete	145,407
Other	108,400
Total deferred tax assets	6,077,443
Deferred tax liabilities	
Accumulated depreciation	276,265
Goodwill	181,825
Prepaids	183,861
Other	49,130
Total deferred tax liabilities	691,081
Net deferred tax asset	$ 5,386,362

10. Commitments and Contingencies

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2012:

	Lease Commitments	Less Sub-lease	Net Lease Commitments
2013	$ 1,490,273	$ (110,226)	$ 1,380,047
2014	926,515	(112,420)	814,095
2015	240,189	(18,798)	221,391
	$ 2,656,977	$ (241,444)	$ 2,415,533

The Company leases its office space from the Parent. Rent expense was $997,062 for the year ended December 31, 2012.

10. **Commitments and Contingencies (cont.)**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. The costs to defend and settle such matters have been included in professional and other expense in the accompanying statement of income. Management, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2012, the Company had no firm commitments to purchase or sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

11. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2012, Crews had an aggregate indebtedness to net capital ratio of 0.83 to 1 with $25,182,376 of regulatory net capital, which was $23,783,876 in excess of the required minimum regulatory net capital of $1,398,500.

12. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $3,033,000 for the year ended December 31, 2012. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

At December 31, 2012, the Company had $10,500,000 outstanding under a line of credit agreement with a bank that is a subsidiary of the Parent. Total borrowings available pursuant to this line of credit agreement totaled $30,000,000 at December 31, 2012. In addition, the Company controls customer deposits of approximately $64,976,000 held in a trust on customer behalf at a bank that is a subsidiary of the Parent at December 31, 2012. The Company also had a $10,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2012.

For the year ended December 31, 2012, the Company paid legal fees of approximately $400,000 to a law firm associated with a board member.

13. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2012 was 3.95% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $15,188,178 as of December 31, 2012. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying financial statements was $14,846,746 at December 31, 2012. During the year ended December 31, 2012, the Company recognized $1,562,884 of employee compensation and benefit expense associated with this arrangement.

14. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2012, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary nonelective contribution, as determined by the Company. There was no discretionary nonelective contribution made during 2012. For the year ended December 31, 2012, the Company made matching contributions of $129,054 related to this plan.

15. Fair Value of Financial Instruments

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities				
State and municipal government obligations	$ -	$ 28,122,466	$ 4,933,558	$ 33,056,024
U.S. Government obligations	-	2,875,300	-	2,875,300
Corporate obligations	-	4,262,366	1,595,726	5,858,092
Certificates of deposit	-	403,641	-	403,641
Other	-	-	1,453,121	1,453,121
	-	35,663,773	7,982,405	43,646,178
Cash surrender value of life insurance policies	-	15,188,178	-	15,188,178
Total assets at fair value	$ -	$ 50,851,951	$ 7,982,405	$ 58,834,356
Liabilities				
Nonqualified deferred compensation liabilities	$ -	$ 14,846,747	$ -	$ 14,846,747
Total liabilities at fair value	$ -	$ 14,846,747	$ -	$ 14,846,747

15. **Fair Value of Financial Instruments (cont.)**

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - January 1, 2012	$ 15,700,318	$ 968,719	$ 383,523	$ 17,052,560
Total realized gains (losses) - included in earnings	(117,735)	276,159	(58,144)	100,280
Purchases	14,512,092	19,367,970	2,374,810	36,254,872
Sales	(25,168,719)	(19,033,589)	(1,247,068)	(45,449,376)
Transfers in and/or out of Level III	7,602	16,467	-	24,069
Balances - December 31, 2012	$ 4,933,558	$ 1,595,726	$ 1,453,121	$ 7,982,405

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal obligations	$ 4,933,558	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	2% - 13% coupon 5.8% weighted-average 1 - 25 year maturity 11.6 year weighted-average
Corporate obligations	1,595,726	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	5% - 11% coupon 6.8% weighted average 1 - 38 year maturity 13.9 year weighted-average
		Collateral analysis	Valuation of underlying collateral and convertibility of assets	
Other marketable securities	1,453,121	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	10% coupon 10% weighted-average 5 - 10 year maturity 6.0 year weighted-average

16. Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 statement of financial condition date and determined there were no significant events to report through February 25, 2013, which is the date the Company issued its financial statements.


FROST, PLLC
Certified Public Accountants

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities and Exchange Act of 1934

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the financial statements of Crews & Associates, Inc. as of and for the year ended December 31, 2012, and our report thereon dated February 25, 2013, which expressed an unmodified opinion on those financial statements, appears on pages 1 and 2. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 22 through 25, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frost, PLLC
Certified Public Accountants

Little Rock, Arkansas
February 25, 2013

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital		
Total stockholder's equity for Crews & Associates, Inc.		$ 45,553,299
Deduct		
Nonallowable assets		16,565,088
Other		60,442
Net capital before haircuts on securities positions		28,927,769
Haircuts on securities positions		
Trading positions		
Bankers' acceptances, certificates of deposit and commercial paper	4,234	
State and municipal government obligations	2,329,581	
U.S. Government obligations	82,113	
Corporate obligations	307,764	
Contractual securities commitments	353,640	
Other	668,061	3,745,393
Net capital		$ 25,182,376
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 201,506	
Payables to customers	233,664	
Accounts payable and accrued liabilities	20,542,316	
Total aggregate indebtedness		$ 20,977,486
Net capital		$ 25,182,376
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $1,398,500 or $250,000)		1,398,500
Net capital in excess of requirement		$ 23,783,876
Ratio: Aggregate indebtedness to net capital		0.83

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2012.

See independent auditor's report on supplementary information required by Rule 17a-5 Under the Securities and Exchange Act of 1934.

Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 204,278
Customers' securities failed to receive	199,855
Other	491,146
Total credit balances	895,279
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	1,027,819
Failed to deliver of customers' securities not older than 30 calendar days	51,713
Total debit balances	1,079,532
Excess of total debits over total credits	$ 184,253
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2012	$ 705,358

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2012.

See independent auditor's report on supplementary information required by Rule 17a-5 Under the Securities and Exchange Act of 1934.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued as of December 31, 2012, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See independent auditor's report on supplementary information required by Rule 17a-5 Under the Securities and Exchange Act of 1934.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Period from January 1, 2012 to December 31, 2012

Total revenue for the period from January 1, 2012 to December 31, 2012	$ 54,149,420
Additions	
Plus expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	218,109
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	544,449
Other revenue not related either directly or indirectly to the securities business. (Subleased office space.)	108,221
Total interest and dividend expense	309,111
Total deductions	961,781
SIPC net operating revenue	$ 53,405,748
General assessment (at .0025)	$ 133,514
Less payments made on July 31, 2012	69,311
Assessment due and paid with SIPC 7T, January 30, 2013	$ 64,203

See independent auditor's report on supplementary information required by Rule 17a-5 Under the Securities and Exchange Act of 1934.



Independent Auditor's Report on Internal Controls
Required by Securities and Exchange Commission Rule 17a-5(g)(1)

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc. (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frost, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 25, 2013



Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation as Required Under Securities and Exchange Commission Rule 17a-5(e)(4)

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Crews & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Frost, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 25, 2013